SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13E-3

(RULE 13e-3)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

JLM Industries, Inc.

(Name of the Issuer)

JLM Industries, Inc.

JLMI Holdings, LLC

JLMI Holding Corp.

JLMI Acquisition Corp.

John L. Macdonald

Philip S. Sassower

Phoenix JLM Holdings, LLC

(Name of Person(s) Filing Statement)

Common Stock, par value $.01

(Title and Class of Securities)

46621D 10 3

(CUSIP Number of Class of Securities)

John L. Macdonald c/o JLM Industries, Inc. 8675 Hidden River Parkway Tampa, Florida 33637 (813) 632-3310	Philip S. Sassower c/o Phoenix Enterprises LLC 135 East 57th Street, 12th Floor New York, New York 10022 (212) 759-1909

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

Copies to:

J. Cary Ross, Jr. Trenam, Kemker, Scharf, Barkin, Frye, O’Neill & Mullis 27000 Bank of America Plaza 101 East Kennedy Boulevard P.O. Box 1102 Tampa, Florida 33602 (813) 223-7474	David M. Warburg, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 (212) 895-2000

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S) 240.14a-1 through 240.14b-2), Regulation 14C ((S)(S) 240.14c-1 through 240.15c-101) or Rule 13e-3(c) ((S) 240-13e-3(c)) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$8,177,890.40	$1,635.57

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): The proposed maximum aggregate value of the transaction for purposes of calculating the filing fee is $8,177,890.40. The filing fee was determined by adding (a) the product of (i) the 5,773,154 shares of Common Stock that are proposed to be retired or exchanged in the merger and (ii) the merger consideration of $1.40 to be paid with respect to each share of Common Stock outstanding immediately prior to the merger, plus (b) $95,474.80 expected to be paid upon cancellation or exchange of outstanding options (the “Total Consideration”).

**	The filing fee equals the product of .0002 multiplied by the Total Consideration.

☒	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,635.57
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A
Filing Party: JLM Industries, Inc.
Date Filed: November 25, 2003

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved this transaction, (ii) passed on the merits or fairness of this transaction or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed with the United States Securities and Exchange Commission (the “SEC”) by (1) JLM Industries, Inc., a Delaware corporation (“JLM”), (2) JLMI Holdings, LLC, a Delaware limited liability company (“JLMI Holdings”), (3) JLMI Holding Corp., a Delaware corporation (“JLMI Holding Corp.”); (4) JLMI Acquisition Corp., a Delaware corporation (“JLMI Acquisition”), (5) John L. Macdonald, the current President, Chief Executive Officer and Chairman of the board of directors of JLM, (6) Philip S. Sassower, a director of JLM from June 2001 until his resignation from the board of directors on May 29, 2003, and who controls Phoenix JLM Holdings, LLC, a Delaware limited liability company (“Phoenix”) and (7) Phoenix. This Schedule 13E-3 relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 30, 2003, by and among JLM, JLMI Holdings, JLMI Holding Corp. and JLMI Acquisition.

JLMI Holdings, JLMI Holding Corp. and JLMI Acquisition are affiliates of John L. Macdonald and Phoenix. Phoenix is controlled by Mr. Sassower and owned by Mr. Sassower and certain other individuals and entities included as “Reporting Persons” in the Schedule 13D with respect to common stock, par value $0.01, of JLM (the “Common Stock”) filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Messrs. Sassower, Macdonald and such other persons on July 3, 2003, (collectively, the “buyer group”) and as amended by the Schedule 13D filed by the buyer group on February 10, 2004.

If the merger is completed, each share of Common Stock of JLM issued and outstanding at the closing of the merger will be canceled and converted into the right to receive $1.40 in cash, except for shares held by JLM, JLMI Holdings or JLMI Acquisition, shares contributed to JLM by the buyer group as described below and shares held by dissenting stockholders, if any, who have perfected their dissenters’ rights under Delaware law. Immediately prior to the merger, Mr. Macdonald and Phoenix and/or certain of their respective affiliates will contribute an aggregate of 4 million shares of Common Stock to JLMI Holdings in exchange for equity interests in JLMI Holdings. However, approximately 508,485 shares of Common Stock held by Mr. Macdonald are anticipated to be retained by him and not contributed to JLMI Holdings, and will therefore be exchanged by him in the merger for $1.40 per share. As a result of the merger, JLM will be wholly-owned by JLMI Holding Corp., which will, in turn, be wholly-owned by JLMI Holdings, which will be owned by Mr. Macdonald and Phoenix. As a private company, there will be no public market for JLM’s Common Stock. JLM will also apply to the NASDAQ Stock Market for the delisting of shares of JLM Common Stock and to the SEC for the deregistration of JLM Common Stock under the Exchange Act.

Concurrently with the filing of this Schedule 13E-3, JLM is filing with the SEC a definitive proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act (the “Proxy Statement”) relating to a special meeting of stockholders of JLM. At the special meeting, stockholders of JLM will consider and vote upon a proposal to approve and adopt the merger agreement and the merger.

Under applicable Delaware law, the approval and adoption of the merger agreement by the stockholders requires the affirmative vote of the holders of a majority of the shares of Common Stock of JLM outstanding on the record date. In addition to the vote required by Delaware law, however, the merger agreement also requires the affirmative vote of a majority of those stockholders of JLM who are not members of, or affiliated with, the buyer group and who appear in person or by proxy and vote a special meeting of the stockholders of JLM. If the merger agreement and the merger are approved by the requisite stockholder vote provided for in the merger agreement, and the other conditions to the closing of the merger are satisfied or waived, JLM Acquisition Corp. will be merged with and into JLM, with JLM continuing as the surviving corporation.

The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference into this Schedule 13E-3, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in definitive form. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to such terms in the Proxy Statement.

The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning JLM was supplied by JLM and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than JLM was supplied by each such filing person and no other filing person, including JLM, takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1. Summary Term Sheet.

Regulation M-A

Item 1001

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

Summary Term Sheet

Item 2. Subject Company Information

Regulation M-A

Item 1002

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

Summary—The Companies

(b) Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

The Special Meeting—Record Date; Voting Rights

(c) Trading Market And Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

Market Prices and Dividend Information

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

Market Prices and Dividend Information

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3. Identity and Background of Filing Person

Regulation M-A

Item 1003(a) through (c)

(a) Name And Address. The following sets forth the name, address and telephone number of the filing persons:

JLM Industries, Inc.

8675 Hidden River Parkway

Tampa, Florida 33637

Telephone: (813) 632-3300

John L. Macdonald

c/o JLM Industries, Inc.

8675 Hidden River Parkway

Tampa, Florida 33637

Telephone: (813) 632-3300

Philip S. Sassower

JLMI Holdings, LLC

JLMI Acquisition Corp.

JLMI Holding Corp.

Phoenix JLM Holdings, LLC

c/o Phoenix Enterprises LLC

135 East 57th Street, 12th Floor

New York, NY 10022

Telephone: 212-759-1909

The following sets forth the names and titles of the directors and executive officers of JLM. The business address and telephone number of each such person listed is: c/o JLM Industries, Inc., 8675 Hidden River Parkway, Tampa, Florida 33637, Telephone: (813) 632-3300.

John L. Macdonald, President, Chief Executive Officer & Chairman

Walter M. Tarpley, Vice President & Director

Michael Molina, Vice President

Linda L. Sato, Vice President & Assistant Treasurer

Sean D. Macdonald, Vice President & Director

Ford Pearson, General Counsel and Secretary

Jerry L. Weinstein, Director

Vincent J. Naimoli, Director

A. Gordon Tunstall, Director

The following sets forth the names and titles of the directors and executive officers of JLMI Acquisition and JLMI Holding Corp. The business address and telephone number of each such person listed is: c/o Phoenix Enterprises LLC, 135 East 57th Street, 12th Floor, New York, NY 10022, Telephone: (212) 759-1909.

JLMI Acquisition

John L. Macdonald, President, Secretary & Director

Philip S. Sassower, Vice President, Treasurer & Director

JLMI Holding Corp.

John L. Macdonald, President, Secretary & Director

Philip S. Sassower, Vice President, Treasurer & Director

The following sets forth the names and titles of each manager or managing member of JLMI Holdings and Phoenix JLM Holdings, LLC. The business address and telephone number of each such listed person is: c/o Phoenix Enterprises, LLC, 135 East 57th Street, 12th Floor, New York, NY 10022, Telephone: (212) 759-1909.

JLMI Holdings

John L, Macdonald, Manager

Philip S. Sassower, Manager

Phoenix JLM Holdings, LLC

SG Phoenix Ventures, LLC, Managing Member

JLM is the subject company. JLMI Holdings, JLMI Holding Corp. and JLMI Acquisition are affiliates of John L. Macdonald and Phoenix. Phoenix is controlled and owned by Philip S. Sassower (who was a director of JLM from June 2001 until May 29, 2003, when he resigned from the board of directors) and owned by Mr. Sassower and certain other individuals and entities included as “Reporting Persons” in the Schedule 13D with respect to Common Stock of JLM filed under the Exchange Act by Messrs. Sassower, Macdonald and such other persons on July 3, 2003 and as amended by that Schedule 13D filed by the buyer group on February 10, 2004.

(b) Business And Background Of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary—The Companies

Information Concerning JLM

Information Concerning JLMI Holdings, JLMI Holding Corp., JLMI Acquisition and Other Participating JLMI Affiliates

None of JLM, JLMI Holdings, JLMI Holding Corp., JLMI Acquisition or Phoenix has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

None of JLM, JLMI Holdings, JLMI Holding Corp., JLMI Acquisition or Phoenix have been a party to any judicial or administrative proceedings during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining JLM, JLMI Holdings, JLMI Holding Corp., JLMI Acquisition or Phoenix from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business And Background Of Natural Persons. The following sets forth the business and background of John L. Macdonald, Philip S. Sassower and each executive officer and director of JLM, JLMI Holdings Corp. and JLMI Acquisition and each manager of JLMI Holdings and Phoenix. The current business address and telephone number of Mr. Macdonald and each executive officer and director of JLM, is c/o JLM Industries, Inc. 8675 Hidden River Parkway, Tampa, Florida 33637, Telephone: (813) 632-3300. The current business address and telephone number of Phoenix, JLMI Holding Corp., JLM Acquisition and Philip S. Sassower is c/o Phoenix Enterprises, LLC, 135 East 57th Street, 12th Floor, New York, NY 10022, Telephone (212) 759-1909.

John L. Macdonald founded JLM in April 1986, and has served as its President and Chief Executive Officer and as the Chairman of its board of directors throughout its history. Mr. Macdonald is also a manager of JLMI Holdings. Mr. Macdonald co-founded Gill and Duffus Chemical, Inc., in 1978 and served as its President and Chief Executive Officer until the conclusion of a leveraged buyout in 1983, in which Gill and Duffus Chemical, Inc., merged with the Steuber JLM, Inc. From 1983 to 1986 Mr. Macdonald served as President of the Steuber Company, Inc. Mr. Macdonald received a B.A. from Colorado College and has more than 29 years experience in the chemical industry. Mr. Macdonald is a citizen of the United States.

Walter M. Tarpley joined the Company in January 1999 as President of the Company’s North American Division and Vice President of the Company. Mr. Tarpley resigned from his position as President of the Company in August of 2002 in order to handle special projects for the Company. From 1996 to 1998, Mr. Tarpley served as Vice President and General Manager of Ashland Chemical Company’s Industrial Chemicals & Solvents Division, the United States’ largest distributor of performance chemicals and additives. Mr. Tarpley served 26 years with Unocal Chemicals in various General Management positions and joined Ashland in 1993 in a merger of these firms. Upon joining Ashland, Mr. Tarpley was named Business Director for the IC&S Divisions Coatings, Adhesives and Inks business. In this capacity, Mr. Tarpley also managed the Divisions’ International Group and Technical Services Laboratories. Mr. Tarpley received a B.S. in Marine Biology from the University of Miami. Mr. Tarpley is a citizen of the United States.

Sean D. Macdonald has been a director of the Company since 1999. Mr. Macdonald joined the Company in May 1994 and worked as a sales representative in the Company’s Southwest region until January 1997. In January 1997, Mr. Macdonald was relocated to the Company’s Dutch subsidiary, JLM Industries (Europe) B.V. in the olefins trading group. In November 1997, Mr. Macdonald was appointed Managing Director of JLM Industries (Europe) B.V. in order to facilitate the integration of the Tolson acquisition. Mr. Macdonald was transferred to the Company’s Singapore operation, JLM Chemicals (Asia) Pte. Ltd. in November 1998. In April 1999, Mr. Macdonald was appointed Vice President International and transferred to the Company’s headquarters in Tampa. Mr. Macdonald received a B.A. in political science and a minor in international marketing from the University of Tampa. Mr. Macdonald is a citizen of the United States.

Jerry L. Weinstein has been a director of the Company since 1997. Mr. Weinstein served as Vice President of Owens Corning—Specialty & Foam Products Division from 1994 to 1999. From 1980 to 1994, Mr. Weinstein was President and Chief Executive Officer of UC Industries, Inc., an independent manufacturer of plastic products for the building materials industry. Mr. Weinstein is a citizen of the United States.

Vincent J. Naimoli has been a director of the Company since 2000. Mr. Naimoli has been Managing General Partner and Chief Executive Officer of the Tampa Bay Devil Rays since 1995. Mr. Naimoli was instrumental in bringing baseball to the Tampa Bay area. From 1975 to 1995, Mr. Naimoli held executive positions with various companies such as Harvard Industries, Inc., Ladish Co., Tampa Bay Baseball group, Doehler-Jarvis, Inc., Harding Services Corp., Lancaster Capital Corp., Electrolux and Regina Corps., and Anchor Industries International. Mr. Naimoli is a citizen of the United States.

A. Gordon Tunstall has been a director of the Company since 2001. Mr. Tunstall is President of Tunstall Consulting, Inc., which was founded in 1980. Mr. Tunstall was the Chief Financial Officer of Swann Oil Company from 1975 to 1980. He served as Group Vice President for Provident National Bank in Philadelphia from 1972 to 1975. He was an audit manager for PriceWaterhouse Coopers from 1966 to 1972. He serves as a director of K Force Inc., Advanced Lighting Technologies and Horizon Medical Products. He received a B.S. in Accounting from Widener College in 1966. Mr. Tunstall is a citizen of the United States.

Philip Sassower was a director of the Company from June 2001 to May 29, 2003. Mr. Sassower has been the Chief Executive Officer of Phoenix Enterprises LLC, since its formation in 1996. Phoenix Enterprises is a company that assists in restructuring and providing long-term capital to business enterprises. Mr. Sassower is also the managing member of the managing member Phoenix. Mr. Sassower was Chairman of the Board of Communication Intelligence Corporation, a manufacturer of biometric electronic signature verification and a leading supplier of natural input software solutions, from 1998 to February 2002. Mr. Sassower was Chairman of Newpark Resources, Inc., an oil field and environmental services company, from 1987 to 1996. Since 1993, he has been the CEO of BP Acquisition LLC and the individual General Partner or President of the corporate general partner of BP Restaurants L.P. In July 1998, BP Acquisition LLC and BP Restaurants L.P. filed petitions under Chapter 11 of he United States Bankruptcy Code and in July 1999 the petitions were dismissed. Since 1997, Mr. Sassower has been a director or SeaRex, Inc., a developer and operator of lift boats used for drilling in offshore waters, and since 1999, has served as a director of SeaRex Energy Services, Inc., the parent of Sea Rex, Inc. In January 2000, SeaRex, Inc. and SeaRex Energy Services, Inc. filed petitions under Chapter 11 of the United States Bankruptcy Code. After the filing of these petitions, Mr. Sassower became Chairman of the Board and CEO of each of these entities. The petitions were thereafter converted to Chapter 7. Mr. Sassower received a B.S. in Accounting, Magna Cum Laude, from Queens College in 1961. He received his LLB, Cum Laude, from Harvard Law School in 1964. Mr. Sassower is a citizen of the United States.

Michael J. Molina served as Controller of the Company from 1986 to 1992. From 1992 to 1995, Mr. Molina served as Vice President of Administration. In 1995, he was promoted to Vice President—Tax and Audit. In March of 2001 Mr. Molina was elected Vice President Finance and Treasurer. Mr. Molina was elected Chief Financial Officer and Vice-President in October of 2001. Mr. Molina received a B.A. from Johns Hopkins University and an M.B.A. from Pace University. Mr. Molina is a citizen of the United States.

Linda L. Sato has been employed by the Company since 1986 when she was hired as the Company’s Assistant Controller. In 1994, she was appointed Vice President and Controller. In 1996, Ms. Sato was promoted to Vice President and Treasurer. In February of 2001, Ms. Sato was elected Vice President Distribution Services for JLM Marketing, Inc., a wholly owned subsidiary of the Company. In March of 2001, Ms. Sato was elected Vice President and Assistant Treasurer of the Company. Ms. Sato was elected as Vice President of Finance in October of 2001. Ms. Sato graduated from the University of Connecticut with a B.A. in Accounting. Ms. Sato is a citizen of the United States.

Ford Pearson joined the Company as General Counsel and Secretary in September 2001. From 1998 to 2001, Mr. Pearson was General Counsel and Secretary of Matchbook FX Holdings, Inc., a privately held Foreign Exchange Currency Trading software company located in New York. . He received his JD from American University in Washington, D.C. and his LLM in tax law from the University of Baltimore. Mr. Pearson is a citizen of the United States.

Sean D. Macdonald is the son of the Company’s President and Chief Executive Officer, John L. Macdonald. None of the other executive officers or directors are related to one another. Executive officers are elected by and serve at the discretion of the Board of Directors. Mr. Macdonald is a citizen of the United States.

None of John L. Macdonald, Philip S. Sassower or the executive officers and directors of JLM, JLMI Holdings Corp. or JLMI Acquisition or the managers or managing members of JLM Holdings and Phoenix have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

None of John L. Macdonald, Philip S. Sassower or the executive officers and directors of JLM, JLMI Holdings Corp. or JLMI Acquisition or the managers or managing members of JLM Holdings and Phoenix have been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

Regulation M-A

Item 1004(a) and (c) through (f)

(a) Material Terms. The information set forth in the Proxy Statement under the following headings is incorporated herein by reference:

Summary Term Sheet

Questions and Answers about the Merger

Summary—Effects of the Merger

Special Factors—Effects of the Merger

Special Factors—Cash-Out of JLM Stock Options and Warrants

The Merger Agreement—Effect of the Merger Agreement on the Capital Stock and Stock Options of JLM and JLM Acquisition

The Special Meeting—Quorum; Required Vote

Special Factors—Anticipated Accounting Treatment

Special Factors—Material Federal Income Tax Consequences

Annex A—Agreement and Plan of Merger dated as of October 30, 2003

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Questions and Answers About the Merger

Summary—Effects of the Merger

Summary—Post-Merger Ownership and Control

Summary—Interests of Certain Persons in the Merger

Special Factors—Effects of the Merger

Special Factors—Post-Merger Ownership and Control

Special Factors—Purposes, Reasons and Plans for JLM After the Merger

Special Factors—Interests of Certain Persons in the Merger

The Merger Agreement—Structure of the Merger

The Merger Agreement—Effect of the Merger on the Capital Stock and Stock Options of JLM and JLM Acquisition

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Questions and Answers about the Merger

Summary—Rights of Dissenting Stockholders

Special Factors—Rights of Dissenting Stockholders

The Merger Agreement—Dissenters’ Rights

Annex C—Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

Special Factors—Provisions for Unaffiliated Security Holders

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

Regulation M-A

Item 1005(a) through (c) and (e)

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors—Background of the Merger

Special Factors—Interests of Certain Persons in the Merger

Transactions in Shares of Common Stock By Certain Persons

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Summary

Special Factors—Background of the Merger

Special Factors—Interests of Certain Persons in the Merger

The Merger Agreement

Annex A—Agreement and Plan of Merger dated as of October 30, 2003

(c) Negotiations Or Contacts. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

Special Factors—Background of the Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Questions and Answers about the Merger

Summary—Effects of the Merger

Summary—Post-Merger Ownership and Control

Summary—Interests of Certain Persons in the Merger

Special Factors—Effects of the Merger

Special Factors—Post-Merger Ownership and Control

Special Factors—Purposes, Reasons and Plans for JLM after the Merger

Special Factors—Interests of Certain Persons in the Merger

Special Factors—Financing of The Merger

Annex A—Agreement and Plan of Merger dated as of October 30, 2003

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A

Item 1006(b) and (c)(1) through (8)

(b) Use Of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Questions and Answers About the Merger

Summary—Effects of the Merger

Special Factors—Effects of the Merger

Special Factors—Post-Merger Ownership and Control

Special Factors—Purposes, Reasons and Plans for JLM after the Merger

Special Factors—Interests of Certain Persons in the Merger

Special Factors—Rights of Dissenting Stockholders

The Merger Agreement—Structure of the Merger

The Merger Agreement—Effect of the Merger on the Capital Stock and Stock Options of

    JLM and JLMI Acquisition

The Merger Agreement—Payment for JLM Common Stock in the Merger

The Merger Agreement—Dissenters’ Rights

(c)(1)-(c)(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Questions and Answers about the Merger

Summary Special Factors—Effects of the Merger

Special Factors—Post-Merger Ownership and Control

Special Factors—Purposes, Reasons and Plans for JLM after the Merger

Special Factors—Interests of Certain Persons in the Merger

Special Factors—Financing of the Merger

The Merger Agreement

The Special Meeting

Market Prices and Dividend Information

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A

Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Questions and Answers about the Merger

Special Factors—Effects of the Merger

Special Factors—Post-Merger Ownership and Control

Special Factors—Background of the Merger

Special Factors— Recommendation of the Special Committee and the Board of Directors; Reasons for

    the Merger

Special Factors—Purposes, Reasons and Plans for JLM after the Merger

(b) Alternatives. Not applicable.

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors—Effects of the Merger

Special Factors—Post-Merger Ownership and Control

Special Factors—Background of the Merger

Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for

    the Merger

Special Factors—Purposes, Reasons and Plans for JLM after the Merger

The Merger Agreement—Structure of the Merger

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Questions and Answers about the Merger Summary

Special Factors

The Merger Agreement—Effect of the Merger on the Capital Stock and Stock Options of JLM

    and JLM Acquisition

The Merger Agreement—Payment for JLM Common Stock in the Merger

The Merger Agreement—Dissenters’ Rights

The Special Meeting

Market Prices and Dividend Information

Item 8. Fairness of the Transaction

Regulation M-A

Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary—Recommendation of the Special Committee and the Board of Directors; Reasons for the

    Merger

Summary—Opinion of the Special Committee’s Financial Advisor

Special Factors—Background of the Merger

Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for

    the Merger

Special Factors—Opinion of the Special Committee’s Financial Advisor

Special Factors—Position of Participating Affiliates as to the Fairness of the Merger

Special Factors—Purposes, Reasons and Plans for JLM after the Merger

The Special Meeting—Purpose, Time and Place

The Special Meeting—Quorum, Required Vote

(b) Factors Considered In Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary—Recommendation of the Special Committee and the Board of Directors; Reasons for the

    Merger

Summary—Opinion of the Special Committee’s Financial Advisor

Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for

    the Merger

Special Factors—Members of the Special Committee

Special Factors—Opinion of the Special Committee’s Financial Advisor

Special Factors—Position of Participating Affiliates as to the Fairness of the Merger

Special Factors—Certain Projected Financial Information Prepared by JLM’s Management

Special Factors—Purposes, Reasons and Plans for JLM after the Merger

Special Factors—Interests of Certain Persons in the Merger

(c) Approval Of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Summary—Vote Required

The Special Meeting—Record Date; Voting Rights

The Special Meeting—Quorum; Required Vote

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Questions and Answers about the Merger

Summary—Recommendation of the Special Committee and the Board of Directors; Reasons for the

    Merger

Summary—Opinion of the Special Committee’s Financial Advisor

Special Factors—Background of the Merger

Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for

    the Merger

Special Factors—Position of Participating Affiliates as to Fairness of the Merger

Special Factors—Members of the Special Committee

Special Factors—Opinion of the Special Committee’s Financial Advisor

Special Factors—Purposes, Reasons and Plans for JLM after the Merger

(e) Approval Of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary—Recommendation of the Special Committee and the Board of Directors; Reasons for the

    Merger

Special Factors—Background of the Merger

Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for

    the Merger

Special Factors—Purposes, Reasons and Plans for JLM After the Merger

Special Factors—Members of the Special Committee

Special Factors—Opinion of the Special Committee’s Financial Advisor

The Special Meeting—Purpose, Time and Place

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A

Item 1015

(a) Report, Opinion Or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary—Opinion of the Special Committee’s Financial Advisor

Special Factors—Background of the Merger

Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for

    the Merger

Special Factors—Purposes, Reasons and Plans for JLM After the Merger

Special Factors—Opinion of the Special Committee’s Financial Advisor

(b) Preparer And Summary Of The Report, Opinion Or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary—Opinion of the Special Committee’s Financial Advisor

Special Factors—Background of the Merger

Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for

    the Merger

Special Factors—Opinion of the Special Committee’s Financial Advisor

(c) Availability Of Documents. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of JLM during its regular business hours by any interested holder of JLM common stock or any representative who has been designated in writing.

Item 10. Source and Amount of Funds or Other Consideration

Regulation M-A

Item 1007

(a)-(d) Source Of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Questions and Answers about the Merger

Summary—Conditions of the Merger

Special Factors—Post-Merger Ownership and Control

Special Factors—Interests of Certain Persons in the Merger

Special Factors—Financing of the Merger

Special Factors—Estimated Fees and Expenses

The Merger Agreement—Financing Covenants

The Merger Agreement—Conditions to the Merger

Item 11. Interest in Securities of the Subject Company.

Regulation M-A

Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors—Post-Merger Ownership and Control

Security Ownership of Certain Beneficial Owners and Management

Transactions in Shares of Common Stock by Certain Persons

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

Transactions in Shares of Common Stock By Certain Persons

Item 12. The Solicitation or Recommendation.

Regulation M-A

Item 1012

(d) Intent To Tender Or Vote In A Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Questions and Answers about the Merger

Summary—Interests of Certain Persons in the Merger

Special Factors—Effects of the Merger

Special Factors—Post-Merger Ownership and Control

Special Factors—Interests of Certain Persons in the Merger

The Merger Agreement—Effects of the Merger on the Capital Stock and Stock Options of

    JLM and JLM Acquisition

The Special Meeting—Record Date; Voting Rights

The Special Meeting—Quorum; Required Vote

(e) Recommendation Of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Questions and Answers about the Merger

Summary—Recommendation of the Special Committee and the Board of Directors; Reasons for the

    Merger

Special Factors—Background of the Merger

Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for

    the Merger

Special Factors—Position of Participating Affiliates as to Fairness of the Merger

Special Factors—Purposes, Reasons and Plans for JLM after the Merger

Special Factors—Interests of Certain Persons in the Merger

The Special Meeting—Purpose, Time and Place

Item 13. Financial Statements

Regulation M-A

Item 1010(a) through (b)

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary—Selected Historical and Pro Forma Consolidated Financial Data

Additional Information—Where You Can Find More Information

(b) Pro Forma Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary—Selected Historical and Pro Forma Consolidated Financial Data

Unaudited Pro Forma Financial Information

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A

Item 1009

(a) Solicitations Or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

The Special Meeting—Proxies; Solicitation

(b) Employees And Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

The Special Meeting—Proxies; Solicitation

Item 15. Additional Information.

Regulation

M-A Item 1011(b)

(b) Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A

Item 1016 (a) through (d), (f) and (g)

(a)(1)	Letter to Stockholders(1)
(a)(2)	Notice of Special Meeting of Stockholders(1)
(a)(3)	Definitive Proxy Statement(1)
(b)	None
(c)	Opinion of BB&T Capital Markets, a division of Scott & Stringfellow, Inc.(1)
(d)(1)	Secured Promissory Note dated August 26, 2002 and made by JLM on behalf of The Philip S. Sassower 1996 Charitable Remainder Annuity Trust(2)
(d)(2)	Warrant to Purchase Shares of Common Stock of JLM Industries dated August 26, 2002 issued to The Philip S. Sassower 1996 Charitable Remainder Annuity Trust(2)
(e)	None
(f)	Annex C—Section 262 of the Delaware General Corporation Law(1)
(g)	None
(h)	None

(1)	Incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed February 12, 2004.
(2)	Incorporated herein by reference to the Annual Report of JLM Industries, Inc. on Form 10-K filed on April 15, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004

JLM Industries, Inc.

By:	/s/ JOHN L. MACDONALD

Name: John L. Macdonald Title: President

JLMI Holdings, LLC

By:	/s/ JOHN L. MACDONALD

Name: John L. Macdonald Title: Manager

JLMI Holding Corp.

By:	/s/ PHILIP S. SASSOWER

Name: Philip S. Sassower Title: Vice President

JLMI Acquisition Corp.

By:	/s/ PHILIP S. SASSOWER

Name: Philip S. Sassower Title: Vice President

Phoenix JLM Holdings, LLC

By:	SG PHOENIX VENTURES, LLC,
Managing Member

By:	/s/ PHILIP S. SASSOWER

Name: Philip S. Sassower Title: Managing Member

/s/ JOHN L. MACDONALD

John L. Macdonald

/s/ PHILIP S. SASSOWER

Philip S. Sassower